

Mail Stop 3561

February 23, 2010

Mr. N. Roderick McGeachy, III, CEO
Tandy Brands Accessories, Inc.
3631 West Davis, Suite A
Dallas, Texas 75211

       Re: **Tandy Brands, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Filed August 27, 2009
               File No. 0-18927

Dear Mr. McGeachy:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         John Reynolds
                         Assistant Director

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